UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Golden Matrix Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

381098102
(CUSIP Number)

February 5, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098102	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS DTMFS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162,500,401
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162,500,401
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,500,401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 381098102	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS DTMFS Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162,500,401
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162,500,401
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,500,401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 381098102	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Brian Herman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162,500,401
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162,500,401
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,500,401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 381098102	13G/A	Page 5 of 8 Pages

Item 1. Security and Issuer.

Golden Matrix Group, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive office is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.

Item 2. Identity and Background.

(a)	Name of Person Filing.

This Amendment No. 1 on Schedule 13G is being filed jointly by DTMFS LP (the “Partnership”), DTMFS Management LLC (the “Management Company”) and Mr. Brian Herman (“Mr. Herman”) and collectively, the “Reporting Persons”.

This Amendment amends the information contained in the Schedule 13G filed by the Reporting Persons on June 27, 2018.

(b)	Address of Principal Business office.

The address of the principal business office of each of the Reporting Persons is 327 Seneca Lane, Boca Raton, Florida 33487.

(c)	Citizenship.

The Partnership is a Delaware limited partnership, the Management Company is a Delaware limited liability company and Mr. Herman is a U.S. citizen residing in the State of Florida.

(d)	Title of Class of Securities.

Common stock, par value $0.00001.

(e)	CUSIP Number.

381098102.

Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________________________________

Item 4. Ownership

A.	DTMFS LP

(a)	DTMFS LP may be deemed to beneficially own 162,500,401 shares of the Issuer’s common stock.

(b)	The number of shares DTMFS LP may be deemed to beneficially own constitutes approximately 5.71% of the Issuer’s outstanding shares of common stock.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 162,500,401

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 162,500,401

B.	DTMFS MANAGEMENT LLC

(a)	DTMFS MANAGEMENT LLC may be deemed to beneficially own 162,500,401 shares of the Issuer’s common stock.

(b)	The number of shares DTMFS MANAGEMENT LLC may be deemed to beneficially own constitutes approximately 5.71% of the Issuer’s outstanding shares of common stock.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 162,500,401

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 162,500,401

Page 7 of 8 Pages

C.	Brian Herman

(a)	Mr. Herman may be deemed to beneficially own 162,500,401 shares of the Issuer’s common stock.

(b)	The number of shares Mr. Herman may be deemed to beneficially own constitutes approximately 5.71% of the Issuer’s outstanding shares of common stock.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 162,500,401

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 162,500,401

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 1, 2020

DTMFS LP, a Delaware limited partnership		DTMFS MANAGEMENT LLC, a Delaware limited liability company

By: DTMFS Management LLC, a Delaware limited liability company, the General Partner of DTMFS LP, a Delaware limited partnership

By:	/s/ Brian Herman	By:	/s/ Brian Herman
Name:	Brian Herman	Name:	Brian Herman
Title:	Managing Member	Title:	Managing Member

BRIAN HERMAN

/s/ Brian Herman